FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **January 9, 2004**

Equant N.V.
(Translation of registrant's name into English)

Heathrowstraat 10
1043 CH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



EQUANT UNVEILS NEW STRATEGY TO REINFORCE ITS LEADERSHIP IN GLOBAL COMMUNICATIONS SERVICES

- A strategy for growth -

- **Expansion in communications services business to satisfy MNCs' new needs for integrated networks & IT solutions, with the goal of generating approximately 25 percent of Equant's revenues in 2006 / 2007**

- **Creation of a strong services team dedicated to communications services, based on a reorganization to leverage 3, 000 Equant experts**

- **Expansion strategy supported by new market opportunities around services, mobility and enhanced voice solutions, outsourcing capabilities, strengthening Equant's global leadership in its core network solutions**

- **Building on an expanded portfolio to increase our commercial presence, especially in North America**

AMSTERDAM (Jan 8, 2004) - Equant (NYSE: ENT) (Euronext Paris: EQU), an industry leader in global communications services for multinational businesses, today unveils its strategy to meet the new communications needs of multinational corporations (MNCs).

Daniel Caclin, Equant's president and chief executive officer said, "Today Equant announces a new strategy to support its evolution toward providing integrated communication services, with the creation of five services practices addressing the key needs of MNCs. This strategy will also include the development of new market opportunities, such as mobility and enhanced voice, which will support an improved commercial presence in North America.

"This will strengthen our focus on customer satisfaction, continuing to deliver the best-in-class service they expect from us. This new strategy is a strong signal that the France Telecom Group is reinforcing its leading position towards MNCs by providing them dedicated seamless communications solutions around the world.

"Our new focus on services and market expansion will enhance our growth profile and deliver value for all our stakeholders."

As communications networks and services have become a key competitive advantage, MNCs have new needs for network complexity management, customized and integrated solutions, reduction of total cost of ownership (TCO), and seamless transition to IP-based networks.

Equant will combine its network expertise and in-depth understanding of business needs to provide global, integrated and customized solutions to its MNC customers, thus capitalizing on its Data and IP network, its presence in 220 countries and territories, in 1,100 cities and towns, and its blue-chip customer portfolio.



Growth in services business.

Leveraging its existing portfolio of services, its skill base and this new organization, Equant expects to drive aggressive growth in its services business, with the goal of nearly doubling the proportion of its services revenues to 25 percent of Equant's total revenues in 2006 / 2007.

Equant has already developed a portfolio of key services expertise in the communications area, based on about 3,000 service professionals around the world, including certified consultants, field engineers, project managers, services managers and managed services experts. Today, the company's services expertise covers a wide scope: integration, deployment, maintenance, security and messaging services. MNC customers with an important service component include Electrolux, Le Meridien, and Lufthansa Systems Infratec GmbH.

In order to strengthen its ability to deliver integrated and customized solutions, Equant is reorganizing its services expertise around five business practices covering
- consulting,
- project management,
- service management,
- integration services,
- managed services.

Through these five practices, Equant helps its customers to better analyze and improve their business processes, integrate complex communications solutions, secure a high level of operational efficiency and access a comprehensive portfolio of network's related services.

This reinforced services business will enable Equant to address a larger part of the communication services market, which will further differentiate its offering from its competitors. This new focus will also reinforce Equant's Data and IP solutions, serving thousands of the world's top MNCs with the industry's most extensive portfolio of network solutions, including the market-leading IP VPN used today by nearly 1,000 global businesses.

Already recognized for its unmatched geographical reach, Equant will build on this expanded services and solutions capabilities to further strengthen its leadership in Europe, and increase its presence in North America.

The focus on the services business reflects France Telecom's strategy to reinforce its value added services portfolio for corporate users.

New Market Opportunities.

Equant's strategy is also to expand leadership in new market segments, in particular on mobility and enhanced voice offerings as part of its integrated and customized solutions.

With GSM and GPRS access already available, Equant is in a strong position to further expand further its mobile VPN access portfolio and customer base. With 13 percent of its IP VPN customers already using IP Telephony and Voice over IP (VoIP) features, Equant also benefits from customers' increased interest in IP based enhanced voice solutions.

Equant will strengthen its outsourcing capabilities, already used by MNCs such as Zurich Financial Services, Thomson, Club Med and Credit Lyonnais.

Equant's clear leadership in Europe, and an impressive MNC customer base, including European Space Agency, P&O Nedlloyd and Total, will be further reinforced by this new strategy.



North America, with over 40 percent of the world's major multinational companies, is one of Equant's focal points for expansion. Through its IP VPN leadership and enhanced capabilities in key services, Equant will further develop its North

American customer base adding to its existing portfolio of MNCs which includes 3M, APL/APL Logistics, Asyst Technologies, Dresser Inc and Hyatt International.

To fully exploit these new market opportunities, Equant will leverage France Telecom's leadership position, relevant skills and expertise.

A reinforced international team.

Finally, Daniel Caclin has also strengthened Equant's international management team to implement and drive this strategy. Five new executives have been appointed to Equant's Executive Committee.

Didier Duriez, Head of Network, Managed Services & Security ; **Alex Gouvea**, Head of Customer Care & Integration Services ; **William Priest**, Head of Products & Solutions ; **Stephane Rougeot**, Head of Business Development, Marketing & Communications and **Mack Treece**, Head of Business Operations & Services.

They will reinforce the members of the Executive Committee already in place, **Michael Berg**, General Counsel and Company Secretary ; **Howard Ford**, Managing Director and Head of Sales & Marketing ; **Vincent Kelly**, Chief Information Officer ; **Jacques Kerrest**, Managing Director and Chief Financial Officer and **John Kubisch**, Head of Human Resources.

About Equant

Equant (NYSE: ENT) (Euronext Paris: EQU) is a recognized industry leader in global communications services for multinational businesses. Equant combines its network expertise - with its unmatched seamless network reach in 220 countries and territories and local support in more than 165 countries - and extended services capabilities to provide global, integrated and customized communication services to enable its customers key business processes. Equant serves thousands of the world's top companies, with the industry's most extensive portfolio of communications services and network solutions, including the market-leading IP VPN used by nearly 1 000 global businesses today. Equant, a subsidiary of France Telecom, was named Best Global Carrier 2003 and Best Managed Service 2003 at the World Communication Awards and consistently leads industry surveys in corporate user satisfaction.

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Contacts:

Equant Media Relations	**Equant Investor Relations**

North and Latin America
Fredric Emmert
+1 571 643 7114
fredric.emmert@equant.com

Europe
Ashley Rayfield
+44 208 321 4581
ashley.rayfield@equant.com

Europe
Frédéric Gielec
+33 1 46 46 2189
frederic.gielec@equant.com

France
Isabelle Guibert
+33 1 46 46 99 53
isabelle.guibert@equant.com

Asia Pacific Australasia
Shirley Ng
+65 6335 6730
shirley.ng@equant.com

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